SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2005                    Commission File Number 001-12003

Meridian Gold Inc.

(Translation of registrant’s name into English)

9670 Gateway Drive Suite 200, Reno NV 89521

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89521
Phone:	(800) 557-4699
(775) 850-3777
Fax:	(775) 850-3733

MERIDIAN GOLD ANNOUNCES FIRST QUARTER 2005
EXPLORATION AND FINANCIAL RESULTS
(All dollar amounts in U.S. currency)

May 10, 2005

Meridian Gold Inc. (“Meridian Gold” or the “Company”) is pleased to announce results for the quarter ended March 31, 2005. Meridian Gold continues its commitment to organic growth, with a focus on returns and a dedication to responsible mining.

HIGHLIGHTS:

Financial and Operations

•	Net earnings of $9.8 million, or $0.10 per share

•	Gold production of 76,200 ounces at a net cash cost of $47 per ounce

•	Operating cash flows of $19.2 million for the quarter increased cash and short-term investment balances to $244.3 million, including restricted cash

•	Purchased the remaining interest of the Gold Fields property including the Fortuna Vein, west of El Peñón for $7.5 million

Exploration

•	At El Peñón, extended ore-grade mineralization in the Providencia Structure to a strike length of 750 meters and a dip length of up to two hundred meters and remains open in all directions

•	Surface and underground drilling at the north end of Dorada confirm the connection with Cerro Martillo. The vein is still open to the south. Current strike length is 1.2 km with about a 200 meter dip

•	In Nicaragua, a drill program was initiated on the Natividad (formerly El Pavon) joint venture property

•	Meridian Gold is implementing a 10,000 meter reverse circulation drill campaign in northern Chile to evaluate high-priority targets

Environmental and Safety

•	Meridian Gold’s El Peñón Mine received official ISO 14001 Environmental Certification

•	El Peñón employees completed working 1 million man hours as of January 31st without a lost time accident and recently received an award from Consejo National de Seguridad de Chile for its safety excellence

•	In the community, Meridian Gold continued with its commitment to the support of education with a donation for the new Bio Leach Laboratory at a university in northern Chile

•	Meridian donated 50 trees from El Peñón’s plantation project to the children’s burn rehabilitation center COANIQUEM, in Antofagasta through the El Peñón Environmental Forestation Program

•	Housing benefits were granted to 5 Meridian Gold employees through El Peñón’s housing program

•	Twenty seven El Peñón employees and 263 children of our employees received educational assistance

•	Twenty three college students benefited from the “Professional Practices” summer program at El Peñón

“This quarter, we cemented another key component into Meridian Gold’s expansion strategy in Chile,” commented Brian Kennedy, Meridian Gold’s President and Chief Executive Officer. “Purchasing a 100% interest in El Peñón West will allow Meridian Gold to aggressively develop this high potential property. The discovery and extension of the Providencia structure proves certain that our generative growth strategy is paying off. Meridian Gold’s employees put in an outstanding effort to ensure another quarter of low cost production, strong cash flows and good exploration results. El Peñón continues to provide superior returns making its mark as one of the best mines in the world producing over 1.6 million ounces of gold and 24 million ounces of silver at an average cash cost of $46 per ounce to date.”

Exploration Report

Drilling recommenced at El Peñón on February 7th. Three surface drill-rigs are on site and continuing to evaluate the Providencia, Dorada and Fortuna structures.

1.	Providencia: The Providencia vein system is located midway between Quebrada Colorada and Dorada. Mineral intercepts occur along a series en echelon NNW trending quartz veins dipping 60 to 75[o] east. At least four continuous vein structures have been identified with individual dimensions of up to 500 meters in length and up to 200 meters in dip. The system has been traced along 750 meters of strike length and remains open. Two drills remain on the Providencia structure to identify the limits of this new vein.

PROVIDENCIA RC RESULTS
HOLE	LOCATION		INTERCEPT*		Au	Ag
ID	North	From	To	Interval	g/t*	g/t*

PX570	7301699	238	242	4	5.45	395
PX571	7301700	380	382	2	9.80	579
		298	302	4	5.45	148
PV001	7301677	310	313	3	6.16	924
PV003	7301620	246	250	4	5.57	400
		231	235	4	6.68	413
PV004	7301560	295	299	4	10.12	476
		322	331	9	17.95	918
PV005	7301920	254	260	6	6.26	287
		212	216	4	40.68	2247
		240	249	9	6.68	305
		287	288	1	8.29	260
PV006	7301560	201	206	5	4.04	184
PV007	7301920	186	187	1	5.66	240
PV008	7301980	294	297	3	4.64	301
PV009	7302039	275	276	1	7.00	255
		242	243	1	7.52	198
PV010	7301980	216	217	1	3.35	200
PV011	7302042	392	392	1	2.52	120
PV012	7301859	269	272	3	4.90	312
PV013	7302039	314	317	3	4.60	172
		301	305	4	4.23	268
PV014	7301499	199	200	1	7.69	531
PV015	7302098	274	278	4	23.11	708
PV017	7302160	238	240	2	2.50	128
PV019	7301500	342	344	2	4.75	333
PV021	7301380	273	278	5	8.35	180
PV022	7302040	222	224	2	5.15	58
PV023	7301440	300	308	8	5.59	226
PV024	7301740	315	317	2	3.67	176
		209	210	1	4.38	158
PV025	7301380	226	230	4	3.86	335
		231	234	3	16.50	1042

*	Intercept intervals are actual drill hole intercept lengths and are not to be considered as true widths of the vein. Reported assays values are provided by a laboratory that satisfies the certification requirements contemplated by NI 43-101.

2.	Dorada: Exploration and infill drilling from both the surface and underground have extended the vein to section 7,303,900N; this effectively connects Dorada to the Cerro Martillo structure. Drilling will continue from both the surface and underground to include this mineralization in reserves and resources.

DORADA RC AND DDH DRILL RESULTS
HOLE	LOCATION		INTERCEPT*		Au	Ag
ID	North	From	To	Interval	g/t*	g/t*

PX583	7303631	244	249	5	3.15	273
PX584	7303630	263	265	2	11.34	332
PX585	7303630	411	413	2	11.05	524
PX586	7303630	390	398	8	17.95	958
PX587	7303660	375	378	3	5.16	326
PX592	7303690	336	339	3	3.18	178
		357	358	1	19.65	1875
PX597	7303842	236	238	2	4.17	296
ID0002	7303874	167.95	168.89	0.94	30.84	242
ID0003	7303869	155.50	156.00	0.50	6.8	133
ID0004	7303864	170.30	174.30	4.00	3.72	99
ID0005	7303860	183.50	184.35	0.85	7.66	182
ID0007	7303780	158.23	160.30	2.07	5.19	284
ID0008	7303838	169.40	172.50	3.10	14.45	407
ID0010	7303752	141.20	142.35	1.15	4.2	325
ID0011	7303754	151.83	152.50	0.67	11.3	998
ID0012	7303810	155.11	157.68	2.57	4.61	234

*	Intercept intervals are actual drill hole intercept lengths and are not to be considered as true widths of the vein. Reported assays values are provided by a laboratory that satisfies the certification requirements contemplated by NI 43-101.

3.	Fortuna: During the 1st Quarter, Meridian Gold bought Gold Field Chile’s interest in the Angelina joint venture for $7.5 million in cash. This property is now 100% owned by Meridian. Exploration and resource definition drilling commenced in March and is ongoing with a resource estimate expected to be completed by midyear.

Meridian Gold is continuing to invest in generative exploration in Chile and the Atacama Desert of northern Chile in particular. During the first quarter, approximately 500,000 hectares of claims were acquired in the Atacama Desert to leverage Meridian Gold’s knowledge of the geology and metallogenesis of northern Chile. A drill program of approximately 10,000 meters commenced during March to evaluate high priority targets in this area and further drilling will be commenced as warranted.

At the La Pepa property in Chile, the first phase of the drilling was initiated in January and completed in early April to break for the winter season. The assay results are currently being processed and evaluated. To date, while individual high-grade intercepts have been drilled, the continuity of the vein system needs further delineation. Phase II drilling is scheduled to begin in the third quarter of 2005.

At the Natividad property in Nicaragua, a drill program was initiated in the first quarter of 2005. Meridian Gold can earn a 60% interest in the property by spending $3.5 million in exploration over the next two years and by making certain payments to Radius Gold Inc. Drilling is being completed by one diamond drill and a second drill will be added in the near future.

Qualified Person

William H. Wulftange, P. Geo., Chief Geologist at the El Peñón mine, has supervised the preparation of the technical data contained within this release and serves as the “Qualified Person” as defined by National Instrument 43-101.

MANAGEMENT’S DISCUSSION AND ANALYSIS
The following discussion is limited to matters that, in the opinion of Meridian Gold Inc., are material, and represents management’s knowledge through the date of this press release, May 10, 2005.

OPERATIONS

El Peñón
In the areas of Safety and Environmental compliance, El Peñón continues to make improvements with positive results. During the quarter, Meridian Gold employees and open pit mining contractor ICV, achieved 1,000,000 man hours without a lost time injury. Additionally, El Peñón operations received official certification of the site’s Environmental Management System under ISO 14001.

During the first quarter of 2005, El Peñón continued to deliver low-cost, profitable results that fuel the cash flows of the Company. The mine produced 76,200 ounces of gold and 1.3 million ounces of silver at a net cash cost of $47 per gold ounce versus 75,300 ounces of gold and 1.1 million ounces of silver at a net cash cost of $46 per gold ounce during the first quarter in 2004. Total production costs including depreciation, depletion and amortization were $101 per gold ounce for the quarter, compared to $97 per gold ounce in the first quarter of 2004.

Total underground mining tonnage rates including development waste have increased 25% over the 2004 rates to 4,500 tonnes per operating day. On a further positive note, mined dilution has decreased by 17%, from 0.83 meters to 0.69 meters, while average vein widths have decreased 9% from the first quarter of 2004.

The underground mine produced 157,600 tonnes of ore at average grades of 14.5 g/tonne of gold and 227 g/tonne of silver. Open pit operations produced 57,000 tonnes of ore at average gold and silver grades of 5.1 g/tonne and 199 g/tonne, respectively.

Access to the Dorada Vein is progressing ahead of schedule and access tunnels are anticipated to cross Dorada mid-2005. The decline from the existing underground haulage tunnel at Quebrada Colorada is 65% complete and the decline from surface at Cerro Martillo is 95% complete.

Mill throughput at El Peñón increased 5% quarter over quarter to 2,278 tonnes per day despite a planned liner change in January. In March of 2005, the mill achieved a new throughput record of 2,468 tonnes per day. Average mill head grade decreased during the quarter, to 12.0 g/tonne of gold and 218 g/tonne of silver in accordance with the mine plan versus 12.4 g/tonne of gold and 186 g/tonne of silver in the first quarter of 2004, in accordance with the life of mine plan for 2005. Meridian Gold will continue to invest in the processing facility during the year to sustain the current running rates.

FINANCIAL RESULTS

First Quarter 2005 vs. First Quarter 2004
Meridian Gold reported net earnings for the three months ended March 31, 2005 of $9.8 million ($0.10 per share), consistent with the earning amounts reported for the first quarter of 2004.

Sales revenue of $32.2 million increased $2.3 million, or 8%, over the first quarter of 2004 due to higher realized gold prices and the slightly higher gold ounces sold. The average realized gold price increased 5% to $429 per ounce in the first quarter of 2005 from $410 per ounce in the first quarter of 2004.

Cost of sales, which does not include depreciation, depletion or amortization, in the first quarter of 2005 of $3.7 million increased $0.3 million (9%) compared to cost of sales in the first quarter of 2004 of $3.4 million due to higher cash operating cost quarter-over-quarter primarily due to an increase in the number of tonnes mined and milled, an increase in costs for underground extraction services due to an increase in the ratio of drift tonnes to bench tonnes, and a devaluation of the U.S. dollar against the Chilean Peso, offset in part by more silver ounces sold and from realized higher silver prices, as silver by-product revenue is applied as a credit to costs. At the end of 2004, the Company settled all outstanding silver forward contracts and as a result we were able to obtain the full benefit of current silver prices for silver sold in the quarter. The Company produced gold at $47 net cash cost per gold ounce in the first quarter of 2005 compared to $46 per ounce in the same period of 2004.

Exploration expense in the first quarter of 2005 of $4.9 million was $1.1 million more than exploration expense in the first quarter of 2004 of $3.8 million, primarily because of the expansion of exploration activities in Chile. The Company plans to spend about $20 million for exploration during 2005.

Operating margins in the first quarter of 2005 of 51% decreased slightly compared to operating margins in the first quarter of 2004 of 54% primarily as a result of higher exploration costs.

Tax expense in the first quarter of 2005 was $7.6 million or an effective rate of 44% compared to $6.8 million or an effective tax rate of 41% in the first quarter of 2004. The increase in the effective tax rate is due to a greater percentage of the Company’s earnings for the quarter being earned and taxed in Chile as compared to other lower-tax rate jurisdictions. During the first quarter of 2005, the Company paid $2.8 million in cash taxes.

Net margins in the first quarter of 2005 of 30% decreased from net margins in the first quarter of 2004 of 33%, primarily as a result of increased cost of sales, depreciation and exploration expenditures.

LOOKING AHEAD

For 2005, the Company expects to produce approximately 300,000 ounces of gold from El Peñón at a cash cost of approximately $50 — $60 per ounce.

Liquidity
Cash balances, including restricted cash and short-term investments, increased to $244.3 million during the first quarter of 2005 due to strong cash flows fueled by higher gold prices and consistent operating performance at El Peñón. Working capital increased to $226.6 million at March 31, 2005 from $215.3 million at December 31, 2004, primarily due to the growth in cash and short-term investment balances.

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities during the quarter was provided from operations and from existing cash reserves. Cash provided by operating activities, including changes in non-cash working capital and other operating amounts, was $19.2 million in the first quarter of 2005 compared to $20.7 million in the first quarter of 2004.

Capital Resources
Remaining cash requirements for 2005 include approximately $16 million for planned capital expenditures at El Peñón, which includes approximately $10 million in mine development primarily for the Dorada structure to prepare it for production by mid-2006.

Exploration is the heart of Meridian Gold’s growth strategy and will continue to be an important focus throughout the year. The Company plans to spend approximately $20 million this year to fund these efforts, building upon the success we enjoyed in 2004. It is expected that half of this budget will be dedicated to reserve and resource expansion at the Company’s current projects. The remainder is allocated to our projects, aimed towards grassroots exploration and acquisitions, initiated in North and South America. Pursuant to our policy, all of these exploration costs are expensed.

We believe that planned capital requirements will be funded by existing operating cash flows, current cash and short-term and long-term investments. Should we decide to develop other exploration and development properties, additional capital may be required. If additional funds are necessary, management believes they may be borrowed from third parties or raised by issuing shares of the Company; however, no assurance can be given that such transactions will be available at terms and conditions acceptable to Meridian Gold, if at all.

Changes in Accounting Policies

Variable Interest Entities
Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (AcG-15). The new guidance establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements.

Summary of Quarterly Results
(Unaudited and expressed in millions of US dollars, except per share data)

	2005	2004				2003
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	$32.2	$32.8	$32.9	$31.5	$29.9	$30.4	$29.8	$36.5
Net earnings(1)	9.8	7.5	9.6	9.7	9.8	10.3	6.1	9.5

Basic earnings per share(2)	$0.10	$0.08	$0.10	$0.10	$0.10	$0.10	$0.06	$0.10
Diluted earnings per share	0.10	0.07	0.10	0.10	0.10	0.10	0.06	0.10

(1)	Income before discontinued operations and extraordinary items is equal to net earnings

(2)	Quarterly amounts do not sum to full year amounts due to rounding

Outstanding Share Data

As of March 31, 2005 and at the date of this MD&A, there were 99,657,326 (December 31, 2004 - 99,629,827) common shares outstanding and there were 1,906,151 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$18.58 per option, of which 1,284,815 were exercisable with expiry dates between July 2006 and February 2014.

Non-GAAP Measures

Meridian Gold has included measures in this document called “total cash costs”. Cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes and royalties, net of silver by-product credits, but do not include capital, exploration, depreciation and financing costs. Total cash costs per ounce are total cash costs divided by gold ounces produced.

The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), certain investors use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

(Unaudited and in millions of US dollars, except for Gold Production in Ounces and Cash Costs per Ounce)

	Three months ended March 31
	2005	2004

Cost of sales	$3.7	$3.4
Other	(0.2)	0.1
Total cash costs	3.5	3.5
Gold production in ounces from active properties	76,212	75,316

Total cash costs per ounce	$47	$46

CAUTIONARY STATEMENT

Certain statements in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performance or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include those set forth in the Company’s Annual Information Form and other periodic filings. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, and dependence on key management personnel. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

The Company’s filings with the securities regulatory authorities in Canada are available at www.sedar.com and its filings with the U.S. Securities and Exchange Commission are available at www.sec.gov through EDGAR.

1st Quarter Conference Call
Meridian Gold is hosting a simultaneous live webcast of its conference call on Thursday May 12, 2005, at 9:00 a.m. ET through Thomson/CCBN. If you would like to listen to our conference call on the web, go to the Company’s home page at www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call by dialing toll-free (888) 286-8010 or international (617) 801-6888 (passcode # 62886053). The webcast will be available for 3 months on Meridian Gold’s website.

For further information, please visit our website at www.meridiangold.com, or contact:

Investor Relations	Tel:	(800) 572-4519
	Fax:	(775) 850-3733
	E-mail:	investorrelations@meridiangold.com

Meridian Gold Inc.
Operating Data
(Unaudited and dollar amounts expressed in U.S. currency)

	Three Months Ended
	March 31
	2005	2004
El Peñón Mine
Gold production (ounces)	76,212	75,316
Silver production (ounces)	1,320,686	1,073,197
Tonnes ore mined (thousands)	215	202
Mill tonnes processed (thousands)	205	194
Avg. mill gold ore grade (g/tonne)	12.0	12.4
Avg. mill silver ore grade (g/tonne)	218	186
Mill gold recovery	97%	97%
Mill silver recovery	92%	93%
		0
Cash cost of production per gold ounce	$47	$46
Total production cost per gold ounce	$101	$97
Beartrack Mine
Gold production — heap leach (ounces)	90	130
Company Totals
Ounces of gold produced	76,302	75,446
Ounces of gold sold	76,329	74,397
Ounces of silver sold	1,316,775	1,049,883
Avg. realized gold price per ounce	$429	$410
Avg. realized silver price per ounce	$7.05	$5.87
Cash cost of production per gold ounce	$47	$46
Total cost of production per gold ounce	$101	$97
Average realized gold prices are revenues divided by gold ounces sold.
Cash cost and total cost per gold ounce are net of silver by-product credits.

Capital Expenditures and Depreciation Detail - Q1 2005 (in millions of US$)	Capital Expenditures	Depreciation

El Peñón	$11.1	$4.2
Esquel	0.1	—
Other	0.3	0.1

Total	$11.5	$4.3

Operating Cost Detail - Q1 2005 ($/tonne ore)	Underground	Open pit	Process	G&A

El Peñón	$45.16	$21.03	$14.48	$7.89

Meridian Gold Inc.
Interim Consolidated Balance Sheets
(Unaudited and expressed in millions of US dollars)

	March 31	December 31
	2005	2004
Assets
Current assets
Cash and short-term investments	$230.4	$217.8
Restricted cash	13.9	13.9
Trade and other receivables	3.0	2.3
Inventory	5.2	5.4
Deferred taxes — current	0.4	0.4
Other current assets	1.4	2.1

Total current assets	254.3	241.9
Mineral property, plant and equipment, net	645.9	628.8
Deferred taxes — long-term	9.7	9.3
Other assets	7.0	12.1

Total assets	$916.9	$892.1

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable, trade and other	$8.7	$8.1
Accrued and other liabilities	19.0	18.5

Total current liabilities	27.7	26.6
Other long-term liabilities	45.5	42.3
Deferred taxes	191.5	188.3
Minority interest	1.0	1.0
Shareholders’ equity (note 6)	651.2	633.9

Total liabilities and shareholders’ equity	$916.9	$892.1

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Interim Consolidated Statements of Operations
(Unaudited and expressed in millions of US dollars, except per share data)

	Three months ended
	March 31
	2005	2004

Revenue	$32.2	$29.9
Costs and expenses
Cost of sales	3.7	3.4
Depreciation, depletion and amortization	4.3	4.0
Exploration	4.9	3.8
Selling, general and administrative	2.9	2.5
Other	—	0.1

	15.8	13.8

Earnings before the following	16.4	16.1
Interest income	1.0	0.5

Earnings before taxes	17.4	16.6
Income taxes	(7.6)	(6.8)

Net earnings	$9.8	$9.8

Earnings per share
Basic	$0.10	$0.10
Diluted	$0.10	$0.10
Weighted average shares outstanding (in millions)
Basic	99.6	99.2
Diluted	100.4	100.0

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Interim Consolidated Statements of Retained Earnings
(Unaudited and expressed in millions of US dollars)

	Three months ended
	March 31
	2005	2004

Balance at beginning of period	$180.0	$144.3
Adjustment on adoption of new accounting standard for stock-based compensation	—	(0.9)
Net earnings	9.8	9.8

Balance at end of period	$189.8	$153.2

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Interim Consolidated Statements of Cash Flows
(Unaudited and expressed in millions of US dollars)

	Three months ended
	March 31
	2005	2004

Cash flow from operating activities
Net earnings	$9.8	$9.8
Non-cash items:
Provision for depreciation, depletion and amortization	4.3	4.3
Accretion of asset retirement obligations	0.1	0.1
Stock-based compensation	0.8	0.4
Provision for pension costs	0.1	0.1
Income taxes	5.4	3.2
Deferred revenue	—	(0.3)

	20.5	17.6
Changes in non-cash working capital and other accounts:
Trade and other receivables	(0.6)	1.4
Inventory	0.1	(0.6)
Other current assets	0.6	0.2
Other assets	(1.7)	0.5
Accounts payable, trade and other	0.6	0.1
Accrued and other liabilities	0.5	2.4
Other long-term liabilities	—	(0.1)
Reclamation expenditures	(0.8)	(0.8)

	19.2	20.7

Cash flow from (used in) investing activities
Capital expenditures	(11.5)	(3.3)
Short-term investments	(47.4)	—
Long-term investments	5.0	—

	(53.9)	(3.3)

Increase (decrease) in cash and cash equivalents	(34.7)	17.4
Cash and cash equivalents, beginning of period	103.1	168.3

Cash and cash equivalents, end of period	$68.4	$185.7

Cash and cash equivalents	$68.4	$185.7
Short-term investments	162.0	—

Cash and short-term investments	$230.4	$185.7

Cash paid for income taxes	$2.8	$0.5
Cash paid for interest	$—	$—

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
Three months ended March 31, 2005

1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2. The accompanying unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2004.

2.	Changes in Accounting Policies

(a) Variable Interest Entities

Effective January 1, 2005, the Company adopted the new CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (AcG-15). The new guidance establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. The adoption of AcG-15 did not result in any changes to the Company’s financial statements.

(b) Stock-based compensation

Effective January 1, 2002, the Company elected to use the settlement method of accounting for stock options granted to directors and employees under the Share Incentive Plan as allowed under the CICA standard for stock-based compensation. Effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy so as to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital, as required under the amendments to CICA handbook section 3870, Stock-based Compensation and Other Stock-based Payments. This change has been applied retroactively without restatement of prior periods. The effect of the change in the method of accounting for stock-based compensation has resulted in a decrease of $0.9 million in retained earnings and an increase of $0.9 million in additional paid-in capital as of January 1, 2004.

Restricted stock granted on or after January 1, 2000 and stock options granted to non-employees on or after January 1, 2002 under the Company’s stock option plan are accounted for under the fair value method.

3.	Property Valuation

At each reporting period, the Company reviews the carrying value of its mineral properties in accordance with Canadian GAAP. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. For non-producing properties, the reviews are based on whether factors that may indicate the need for a write-down are present at each location. Additionally, the reviews take into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company used its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined an impairment was not necessary as of March 31, 2005.

4.	Reclamation Liability

The continuity of the reclamation liability for the three months ended March 31 would be as follows:

(in millions of US dollars)	Three months ended March 31,
	2005	2004

Balance, beginning of period	$11.8	$18.5
Accretion	0.1	0.1
Expenditures	(0.8)	(0.9)

Balance, end of period	$11.1	$17.7

5.	Forward Contracts

To mitigate the risk associated with the gold and silver markets and to secure the loan with Standard Bank of London (which loan was subsequently repaid), the Company previously entered into gold and silver forward contracts. The Company closed out all of its gold forward contracts during 1999. However, under applicable accounting standards, the Company was required to defer recognition of the gains related to closing out these contracts in its financial statements until the original expiry date of the contracts, which period ended in 2004. During the three months ended March 31, 2004, the Company recognized $0.3 million of the deferred revenue on expiring gold forward contracts.

At December 31, 2003, the Company had remaining forward sales commitments for 2,000,000 ounces of silver at an average price of $5.34 per ounce for delivery during 2004 associated with the former Standard Bank loan. In addition, in 2003, with the sharp rise in silver price, the Company entered into silver contracts for delivery during 2004. At December 31, 2003, the Company had remaining a commitment of 2,200,000 ounces of silver relating to these contracts at an average price of $5.05 per ounce for delivery during 2004. In the first quarter of 2004, 0.5 million ounces of silver production were delivered against these contracts and the remaining contracts were delivered into or settled during 2004.

As at December 31, 2004 and March 31, 2005, the Company is unhedged in gold and silver.

6.	Share Capital

(a)	Shareholders’ equity

	March 31,	December 31,
(in millions of US dollars)	2005	2004

Share capital	$386.0	$385.8
Additional paid-in capital	6.3	5.8
Retained earnings	189.8	180.0
Cumulative translation adjustment	69.1	62.3

Total shareholders’ equity	$651.2	$633.9

(b)	Outstanding share data

As of March 31, 2005, there were 99,657,326 (December 31, 2004 — 99,629,827) common shares outstanding and there were 1,906,151 stock options outstanding issued to directors and employees with exercise prices ranging between US$2.25 and US$18.58 per option, of which 1,284,815 were exercisable with expiry dates between July 2006 and February 2014

(c)	Stock options and restricted shares

The stock option activity for the three months ended March 31 is illustrated in the table below:

	Three months ended March 31
	2005		2004

		Weighted Average		Weighted Average
	Number of Options	Exercise Price	Number of Options	Exercise Price

Stock options outstanding at beginning of period	1,932,151	$9.28	1,883,934	$7.54
Granted	—	—	12,500	12.79
Exercised	(1,000)	4.95	—	—
Expired and/or canceled	(25,000)	16.26	(12,184)	8.78

Stock options outstanding at end of period	1,906,151	$9.19	1,884,250	$7.57

Exercisable stock options	1,284,815	$7.29	1,464,053	$6.13

Stock options vest in equal annual amounts over 1 to 3 years and have terms of 10 years.

The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2004; dividend yield 0%, expected volatility of 59.3 percent, risk free interest rates of 3.5 percent, and expected lives of 5 years.

In the first quarter of 2005, the Company awarded 22,711 restricted shares that had a grant date fair value of $13.04 per share. In the first quarter of 2004, the Company did not award any restricted shares. Restricted shares vest one-third per year over 3 years.

7.	Employee future benefits

As a result of the amended recommendations of CICA handbook section 3461, Employee Future Benefits (“HB 3461”), the Company has included additional disclosures about pension plans and other employee future benefit plans for periods ending on or after June 30, 2004 in this note. The amendments do not change any recognition or measurement requirements currently in HB 3461. The total net defined benefit expense of the Company’s pension plan is $0.1 million for the three months ended March 31, 2005.